FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               6 November, 2007


                               File no. 0-17630


                             Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company


CRH has been advised by Capital Group Companies, Inc. that, with the authorisation of the Irish Financial Services Regulatory Authority, it will no longer be aggregating for reporting purposes the ownership of securities held by Capital Research & Management Company and Capital Group International, Inc. The form TR-1 below reflects only the holding of Capital Group International, Inc. in CRH as at 1st November 2007. The previous notification received on 18th October 2007 indicated a combined holding of 5.03%, which included both Capital Research & Management Company and Capital Group International, Inc.


Standard Form TR-1: Notifications of Major Interests in Shares


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

     CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

     (   )An acquisition or disposal of voting rights

     (   )An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

     (   )An event changing the breakdown of voting rights

     ( X )Other: Received authorisation from Financial Regulator allowing
          Capital Research and Management Company and Capital Group International, Inc. to report its holdings separately.

3.   Full name of person(s) subject to notification obligation:

     Capital Group International, Inc.


4.   Full name of shareholder(s) (if different from 3) :

     -


5. Date of transaction (and date on which the threshold is crossed or reached):

     1st November 2007


6.   Date on which issuer notified:

     5th November 2007


7.   Threshold(s) that is/are crossed or reached:

     3%


8.   Notified Details:

A:   Voting rights attached to shares



Class/type of shares (if possible        Situation previous to the triggering transaction
use ISIN CODE)
                                  Number of shares                Number of voting rights


Ordinary Shares                   19,476,063                      19,476,063
(IE0001827041)





                                                 Resulting situation after the triggering transaction
Class/type of shares (if      Number of shares                  Number of voting rights       % of voting rights
possible use ISIN CODE)
                                                                Direct       Indirect         Direct        Indirect

Ordinary Shares               19,489,063                                     19,489,063                     3.5666%
(IE0001827041)


B:   Financial Instruments

Resulting situation after the triggering transaction


Type of         Expiration date      Exercise/conversion       Number of voting rights     % of voting rights
financial                            period/date               that may be acquired (if
instrument                                                     the instrument exercised/
                                                               converted)
N/A


Total (A+B) (where applicable in accordance with Number of voting rights  % of voting rights national law)
19,489,063                                       19,489,063               3.5666%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

     N/A


10. In case of proxy voting: (name of the proxy holder) will cease to hold (number) voting rights as of (date):

     N/A


11.  Additional information:

     Done at Los Angeles, California on 2nd November 2007


12.  Contact name:

     Angela Malone
     Company Secretary



13.  Contact telephone number:

     +353 1 634 4340



APPENDIX

As of 1st November 2007

CRH plc

                                                       Number of    Percent of
                                                          Shares   Outstanding

                                                      19,489,063         3.567%

Capital Group International, Inc. ("CGII") holdings:

Holdings by CGII Management Companies and Funds:

Capital Guardian Trust Company                        11,872,842         2.173%
Capital International Limited                          3,777,814         0.691%
Capital International S.A.                             1,270,397         0.232%
Capital International, Inc.                            2,568,010         0.470%





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  6 November, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director